

June 6, 2012

Via E-mail
Mark C. Allen
Senior Vice President and Chief Financial Officer
Denbury Resources Inc.
5320 Legacy Drive,
Plano, TX 75024

> **Re:** **Denbury Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-12935**

Dear Mr. Allen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business and Properties - Oil and Natural Gas Operations, page 5

Rocky Mountain Region, page 13

Future Rocky Mountain Tertiary Properties without Proved Tertiary Reserves …, page 14

Grieve Field

1.   We note the disclosure that you estimate that the Grieve project has the potential for recovery of approximately 12 MMBbls of gross oil, or 6.1 MMBbls net to your revenue interest. Explain to us what "potential for recovery" represents. Additionally, to the extent that this represents an estimate of oil or gas resources other than reserves, explain

why you believe disclosure of these quantities is appropriate. See Instruction to Item 1202 of Regulation S-K.

Estimated Net Quantities of Proved Oil and Natural Gas Reserves, page 21

2.   Tell us the portion of proved undeveloped reserves at December 31, 2011 which are not currently scheduled to be drilled within five years of initial booking. For any such quantities, describe the specific circumstances that justify reporting the quantities as proved undeveloped reserves.

3.   Provide us, as supplemental information, a schedule that shows, for the years included in your filing, the following regarding your proved undeveloped (PUD) reserves:

- PUD reserves at the beginning of the year;

- PUD reserves added during the year;

- PUD reserves converted to PD reserves during the year;

- Other changes in PUD reserves;

- PUD reserves at the end of the year;

- Total estimated future development costs at the beginning of the year; and,

- Actual development costs incurred during the year.

Provide the quantity information separately for oil and gas and on a combined BOE basis.

Financial statements, page 59

Notes to consolidated financial statements, page 67

Note 15. Supplemental Oil and Natural Gas Disclosures, page 94

Estimated quantities of reserves, page 95

4.   Disclosure elsewhere in your filing indicates that your oil and gas reserves include quantities of natural gas liquids. In view of this, explain to us how you have considered the disclosure requirements of FAS ASC paragraph 932-235-50-4(a). If you have concluded that natural gas liquids are not significant, provide us with an analysis that supports your conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant